EXHIBIT 3.2
Amendment to Bylaws
[add as Article 2,Paragraph 13]
Paragraph 13.- Deadlocks
     In the event the Board of Directors becomes deadlocked on any matter allowed to be delegated to a committee pursuant to Section 141(c) of the General Corporation Law of the State of Delaware presented to it for resolution by virtue of there being a tie vote on such matter, the matter shall be, and hereby is, designated for resolution to the Deadlocks Committee. The Deadlocks Committee shall consist of five directors who are the “Investor Directors” named in section 4.1 (a) of the Shareholders’ Agreement dated August 10, 2007.